Exhibit 99.2

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

Sitio Royalties Corp.

Condensed Consolidated Balance Sheets

(In thousands, except par and share amounts)

	March 31, 2025	December 31, 2024
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,741	$3,290
Accrued revenue and accounts receivable	126,426	123,361
Prepaid assets	6,576	6,760
Derivative asset	472	1,811

Total current assets	135,215	135,222
Property and equipment
Oil and natural gas properties, successful efforts method:
Unproved properties	2,419,385	2,464,836
Proved properties	3,003,337	2,941,347
Other property and equipment	3,720	3,737
Accumulated depreciation, depletion, amortization, and impairment	(896,112)	(818,633)

Total property and equipment, net	4,530,330	4,591,287
Long-term assets
Deferred financing costs	7,724	8,525
Operating lease right-of-use asset	5,604	5,940
Other long-term assets	2,713	2,746

Total long-term assets	16,041	17,211

TOTAL ASSETS	$4,681,586	$4,743,720

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	$55,868	$46,385
Operating lease liability	1,719	1,646

Total current liabilities	57,587	48,031
Long-term liabilities
Long-term debt	1,077,119	1,078,181
Deferred tax liability	236,529	253,778
Non-current operating lease liability	5,111	5,462
Other long-term liabilities	1,150	1,150

Total long-term liabilities	1,319,909	1,338,571

Total liabilities	1,377,496	1,386,602
Commitments and contingencies (see Note 13)
Equity
Class A Common Stock, par value $0.0001 per share; 240,000,000 shares authorized; 83,321,153 and 83,205,330 shares issued and 77,993,512 and 78,980,516 outstanding at March 31, 2025 and December 31, 2024, respectively	8	8
Class C Common Stock, par value $0.0001 per share; 120,000,000 shares authorized; 73,443,992 and 73,443,992 shares issued and 73,391,244 and 73,391,244 outstanding at March 31, 2025 and December 31, 2024, respectively	8	8
Additional paid-in capital	1,683,097	1,710,372
Accumulated deficit	(136,509)	(146,792)
Class A Treasury Shares, 5,327,641 and 4,224,814 shares at March 31, 2025 and December 31, 2024, respectively	(119,376)	(96,910)
Class C Treasury Shares, 52,748 and 52,748 shares at March 31, 2025 and December 31, 2024, respectively	(1,265)	(1,265)
Noncontrolling interest	1,878,127	1,891,697

Total equity	3,304,090	3,357,118

TOTAL LIABILITIES AND EQUITY	$4,681,586	$4,743,720

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sitio Royalties Corp.

Condensed Consolidated Statements of Operations

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2025	2024
Revenues:
Oil, natural gas and natural gas liquids revenues	$158,314	$147,971
Lease bonus and other income	5,201	3,420

Total revenues	163,515	151,391

Operating expenses:
Depreciation, depletion and amortization	77,479	76,318
General and administrative	15,762	13,011
Production taxes and other	12,982	12,026

Total operating expenses	106,223	101,355

Income from operations	57,292	50,036
Other income (expense):
Interest expense, net	(23,268)	(18,510)
Commodity derivatives losses	(908)	(10,050)

Income before taxes	33,116	21,476
Income tax expense	(6,831)	(2,784)
Net income	26,285	18,692
Net income attributable to noncontrolling interest	(16,018)	(10,224)

Net income attributable to Class A stockholders	$10,267	$8,468

Net income per share of Class A Common Stock
Basic	$0.13	$0.10
Diluted	$0.13	$0.10
Weighted average Class A Common Stock outstanding
Basic	78,351	82,404
Diluted	78,544	82,404

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sitio Royalties Corp.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$26,285	$18,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	77,479	76,318
Amortization of deferred financing costs and long-term debt discount	1,395	1,294
Share-based compensation	6,974	5,104
Commodity derivatives losses	908	10,050
Net cash received for commodity derivatives settlements	431	3,593
Deferred tax benefit	(17,250)	(4,238)
Change in operating assets and liabilities:
Accrued revenue and accounts receivable	(3,065)	(6,228)
Prepaid assets	120	6,813
Other long-term assets	345	343
Accounts payable and accrued expenses	10,113	9,295
Operating lease liabilities and other long-term liabilities	(254)	(296)

Net cash provided by operating activities	103,481	120,740
Cash flows from investing activities:
Purchases of oil and gas properties, net of post-close adjustments	(16,858)	1,909
Deposits for property acquisitions	—	(15,000)
Other, net	(33)	(167)

Net cash used in investing activities	(16,891)	(13,258)
Cash flows from financing activities:
Borrowings on credit facilities	80,500	59,000
Repayments on credit facilities	(82,100)	(76,000)
Debt issuance costs	(53)	(48)
Distributions to noncontrolling interest	(30,143)	(38,157)
Dividends paid to Class A stockholders	(31,977)	(41,950)
Dividend equivalent rights paid	(403)	(362)
Repurchases of Class A Common Stock	(22,987)	(12,668)
Cash paid for taxes related to net settlement of share-based compensation awards	(976)	(746)

Net cash used in financing activities	(88,139)	(110,931)
Net change in cash and cash equivalents	(1,549)	(3,449)
Cash and cash equivalents, beginning of period	3,290	15,195

Cash and cash equivalents, end of period	$1,741	$11,746

Supplemental disclosure of non-cash transactions:
Decrease in current liabilities for additions to property and equipment:	$(369)	$(87)
Supplemental disclosure of cash flow information:
Cash paid for income taxes:	$18,000	$11
Cash paid for interest expense:	9,821	5,180

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sitio Royalties Corp.

Condensed Consolidated Statements of Equity

(In thousands, except per share amounts)

(Unaudited)

	Class A		Class C		Additional Paid-in Capital	Accumulated Deficit	Class A		Class C		Noncontrolling Interest	Total Equity
	Common Stock		Common Stock				Treasury Shares		Treasury Shares
	Shares	Amount	Shares	Amount			Shares	Amount	Shares	Amount
Balance at January 1, 2024	82,451	$8	74,965	$8	$1,796,147	$(187,738)	—	$—	(26)	$(677)	$1,987,526	$3,595,274

Net income	—	—	—	—	—	8,468	—	—	—	—	10,224	18,692
Share-based compensation	—	—	—	—	4,543	—	—	—	—	—	561	5,104
Conversion of Class C Common Stock to Class A Common Stock	135	—	(135)	—	3,265	—	—	—	—	—	(3,265)	—
Issuance of Class A Common Stock upon vesting of share-based awards, net of shares withheld for income taxes	50	—	—	—	(607)	—	—	—	—	—	—	(607)
Change in deferred taxes from conversion of Class C Common Stock to Class A Common Stock	—	—	—	—	(73)	—	—	—	—	—	—	(73)
Dividends to Class A stockholders	—	—	—	—	(41,950)	—	—	—	—	—	—	(41,950)
Dividend equivalent rights	—	—	—	—	(376)	—	—	—	—	—	—	(376)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(38,157)	(38,157)
Repurchases of Class A Common Stock	—	—	—	—	—	—	(546)	(13,057)	—	—	—	(13,057)

Balance at March 31, 2024	82,636	$8	74,830	$8	$1,760,949	$(179,270)	(546)	$(13,057)	(26)	$(677)	$1,956,889	$3,524,850

	Class A		Class C		Additional Paid-in Capital	Accumulated Deficit	Class A		Class C		Noncontrolling Interest	Total Equity
	Common Stock		Common Stock				Treasury Shares		Treasury Shares
	Shares	Amount	Shares	Amount			Shares	Amount	Shares	Amount
Balance at January 1, 2025	83,205	$8	73,444	$8	$1,710,372	$(146,792)	(4,225)	$(96,910)	(53)	$(1,265)	$1,891,697	$3,357,118

Net income	—	—	—	—	—	10,267	—	—	—	—	16,018	26,285
Share-based compensation	—	—	—	—	6,419	—	—	—	—	—	555	6,974
Issuance of Class A Common Stock upon vesting of share-based awards, net of shares withheld for income taxes	116	—	—	—	(1,314)	—	—	—	—	—	—	(1,314)
Dividends to Class A stockholders	—	—	—	—	(31,977)	—	—	—	—	—	—	(31,977)
Dividend equivalent rights	—	—	—	—	(403)	16	—	—	—	—	—	(387)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(30,143)	(30,143)
Repurchases of Class A Common Stock	—	—	—	—	—	—	(1,103)	(22,466)	—	—	—	(22,466)

Balance at March 31, 2025	83,321	$8	73,444	$8	$1,683,097	$(136,509)	(5,328)	$(119,376)	(53)	$(1,265)	$1,878,127	$3,304,090

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sitio Royalties Corp.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited condensed consolidated financial statements of Sitio Royalties Corp., together with its wholly-owned subsidiaries and any entities in which the company owns a controlling interest (collectively, “Sitio” or the “Company”), including Sitio Royalties Operating Partnership, LP (“Sitio OpCo”), have been prepared pursuant to the rules and regulations of the SEC applicable to interim financial information. Accordingly, such consolidated financial statements reflect all adjustments (consisting of normal and recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods presented. Certain information and notes normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. However, management believes that the disclosures included either on the face of the financial statements or in these notes are sufficient to make the interim information presented not misleading. The accompanying unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025 (the “Annual Report”).

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2025.

Except as otherwise indicated or required by the context, all references in this quarterly report to the “Company,” “Sitio,” “we,” “us,” “our” or similar terms refer to Sitio Royalties Corp. and its subsidiaries.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are disclosed in the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2024, presented in the Annual Report. There have been no material changes in such policies or the application of such policies during the three months ended March 31, 2025.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information related to the effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for annual periods beginning after December 15, 2024, and requires prospective application with the option to apply the standard retrospectively. We are currently evaluating the impact of the ASU on our consolidated financial statements. This standard only modifies disclosure requirements; as such, there will be no impact on our consolidated results of operations, financial position or cash flows.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Subtopic 220-40): Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires disclosure of additional information about specific expense categories underlying certain income statement expense line items. This ASU is effective for annual periods beginning after December 15, 2026, and requires either prospective or retrospective application. We are currently evaluating the impact of the ASU on our consolidated financial statements.

Accounts payable and accrued expenses

The Company’s accounts payable and accrued expenses consisted of the following as of the dates indicated (in thousands):

	March 31, 2025	December 31, 2024
Accrued interest expense	$21,115	$9,064
Ad valorem taxes payable	3,181	12,281
Payable to seller for pre-effective monies	3,927	3,393
Accrued general and administrative	3,177	2,006
Income taxes payable	22,998	16,918
Other taxes payable	1,316	1,117
Other	154	1,606

Total accounts payable and accrued expenses	$55,868	$46,385

Note 3. Revenue from Contracts with Customers

Oil, natural gas and natural gas liquids revenues

During the three months ended March 31, 2025 and 2024, the disaggregated revenues from sales of oil, natural gas and NGLs were as follows (in thousands):

	For the Three Months Ended March 31,
	2025	2024
Crude oil sales	$119,536	$127,293
Natural gas sales	16,319	5,787
NGLs sales	22,459	14,891

Total royalty revenues	$158,314	$147,971

Note 4. Oil and Natural Gas Properties

The following is a summary of oil and natural gas properties as of March 31, 2025 and December 31, 2024 (in thousands):

	March 31, 2025	December 31, 2024
Oil and natural gas properties:
Unproved properties	$2,419,385	$2,464,836
Proved properties	3,003,337	2,941,347

Oil and natural gas properties, gross	5,422,722	5,406,183
Accumulated depletion and impairment	(894,011)	(816,664)

Oil and natural gas properties, net	$4,528,711	$4,589,519

As presented in the unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2025, the Company paid $16.9 million for purchases of oil and gas properties, net of post-close adjustments. For the three months ended March 31, 2024, the Company received proceeds of $1.9 million related to purchase price adjustments from prior acquisitions, net of acquisition costs.

Depletion expense was $77.3 million and $76.2 million for the three months ended March 31, 2025 and 2024, respectively.

Note 5. Acquisitions and Divestitures

For the three months ended March 31, 2025, the Company closed on acquisitions of oil and gas properties for an aggregate purchase price of $20.6 million, prior to the impact of purchase price adjustments, the significant majority of which was allocated to proved properties.

Note 6. Debt

The following is a summary of long-term debt as of March 31, 2025 and December 31, 2024 (in thousands):

	As of March 31, 2025	As of December 31, 2024
Sitio Revolving Credit Facility	$486,200	$487,800
2028 Senior Notes	600,000	600,000
Less: 2028 Senior Notes unamortized issuance costs	(9,081)	(9,619)

Total long-term debt	$1,077,119	$1,078,181

Sitio Revolving Credit Facility

Sitio OpCo maintains a revolving credit facility (the “Sitio Revolving Credit Facility”) with a syndicate of financial institutions. As of March 31, 2025 and December 31, 2024, the borrowing base under the Sitio Revolving Credit Facility as determined by the lenders was $925.0 million and the outstanding balance under the Sitio Revolving Credit Facility was $486.2 million and $487.8 million, respectively.

As of March 31, 2025 and December 31, 2024, the weighted average interest rate related to our outstanding borrowings under the Sitio Revolving Credit Facility was 7.46% and 7.50%, respectively. As of March 31, 2025 and December 31, 2024, the Company had unamortized debt issuance costs of $7.7 million and $8.5 million, respectively, in connection with its entry into the Sitio Revolving Credit Facility and subsequent amendments. Such costs are capitalized as deferred financing costs within long-term assets and are amortized over the life of the facility. For the three months ended March 31, 2025 and 2024, the Company recognized $0.9 million and $0.8 million, respectively, in interest expense related to the amortization of deferred financing costs under the Sitio Revolving Credit Facility.

The Sitio Revolving Credit Facility is subject to a borrowing base established by the lenders to reflect the loan value of our oil and gas mineral interests. The borrowing base under the Sitio Revolving Credit Facility is redetermined by the lenders on an at least semi-annual basis. Additionally, lenders holding two-thirds of the aggregate commitments are able to request one additional redetermination between regularly scheduled redeterminations. Sitio OpCo could also request one additional redetermination between regularly scheduled redeterminations, and such other redeterminations as appropriate when significant acquisition opportunities arise. The borrowing base is subject to adjustments for asset dispositions, material title deficiencies, certain terminations of hedge agreements and issuances of certain additional indebtedness. Increases to the borrowing base require unanimous approval of the lenders, while maintenance of the same borrowing base or decreases in the borrowing base only require approval of lenders holding two-thirds of the aggregate commitments at such time. The determination of the borrowing base takes into consideration the estimated value of the Company’s oil and gas mineral interests in accordance with the lenders’ customary practices for oil and gas loans. The Sitio Revolving Credit Facility is collateralized by substantially all of the assets of Sitio OpCo and its restricted subsidiaries.

The Sitio Revolving Credit Facility includes a financial covenant limiting, as of the last day of each fiscal quarter, the ratio of (a) (i) Total Net Debt (as defined in the Sitio Revolving Credit Facility) as of such date to (ii) EBITDA (as defined in the Sitio Revolving Credit Facility) for the period of four fiscal quarters ending on such day, to not more than 3.50 to 1.00, and (b) (i) consolidated current assets (including the available commitments under the Sitio Revolving Credit Facility) to (ii) consolidated current liabilities (excluding current maturities under the Sitio Revolving Credit Facility), to not less than 1.00 to 1.00, in each case, with certain rights to cure. The Company was in compliance with the terms and covenants of the Sitio Revolving Credit Facility at March 31, 2025 and December 31, 2024.

2028 Senior Notes

As of March 31, 2025 and December 31, 2024, Sitio OpCo had $600.0 million aggregate principal amount of 7.875% Senior Notes due 2028 (the “2028 Senior Notes”). As of March 31, 2025 and December 31, 2024, the Company had unamortized debt issuance costs of $9.1 million and $9.6 million, respectively, in connection with the issuance of the 2028 Senior Notes. Debt issuance costs are reported as a reduction to long-term debt on our consolidated balance sheets and are amortized over the life of the 2028 Senior Notes. For the three months ended March 31, 2025 and 2024, the Company recognized $0.5 million of interest expense attributable to the amortization of debt issuance costs related to the 2028 Senior Notes.

The 2028 Senior Notes contain covenants that limit Sitio OpCo’s ability and the ability of Sitio OpCo’s restricted subsidiaries to engage in certain transactions and activities. The Company was in compliance with the terms and covenants of the 2028 Senior Notes as of March 31, 2025 and December 31, 2024.

Note 7. Equity

Class A Common Stock

The Company had 77,993,512 shares of its Class A Common Stock outstanding as of March 31, 2025. Holders of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), are entitled to one vote per share on all matters to be voted upon by the stockholders and are entitled to ratably receive dividends when and if declared by the Company’s board of directors (the “Board”).

Class C Common Stock

The Company had 73,391,244 shares of its Class C Common Stock outstanding as of March 31, 2025. Shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock” and, together with Class A Common Stock, the “Common Stock”), are non-economic but entitle the holder to one vote per share. Current holders of Class C Common Stock also hold an equivalent number of common units representing limited partner interests in Sitio OpCo (the “Sitio OpCo Partnership Units”) which receive pro rata distributions. Sitio OpCo Partnership Units are redeemable, at the option of the holder, on a one-for-one basis for shares of Class A Common Stock or, at our election, an equivalent amount of cash on terms and conditions set forth in the Second Amended and Restated Limited Partnership Agreement of Sitio OpCo, as amended. Upon the redemption by any holder of Sitio OpCo Partnership Units for shares of Class A Common Stock, a corresponding number of shares of Class C Common Stock held by such holder will be canceled. During the three months ended March 31, 2025, no Sitio OpCo Partnership Units were redeemed for shares of Class A Common Stock, and no shares of Class C Common Stock were canceled. During the three months ended March 31, 2024, 135,395 Sitio OpCo Partnership Units were redeemed for shares of Class A Common Stock, and an equivalent number of shares of Class C Common Stock were canceled.

Share Repurchase Program

On February 28, 2024, the Board authorized a share repurchase program that allows us to repurchase up to $200.0 million of our Class A Common Stock and Sitio OpCo Partnership Units (the “Share Repurchase Program”). The shares may be repurchased from time to time through various methods including, but not limited to, in open market transactions, through privately negotiated transactions or by other means in accordance with applicable securities laws, certain of which may be made pursuant to trading plans meeting the requirements of Rule 10b5-1 and 10b-18 under the Securities Exchange Act of 1934 (the “Exchange Act”). The 1% U.S. federal excise tax on certain repurchases of stock by publicly traded U.S. corporations enacted as part of the Inflation Reduction Act of 2022 (the “IRA 2022”) applies to repurchases of our Class A Common Stock an Sitio OpCo Partnership Units pursuant to our Share Repurchase Program. The excise tax is reflected as a component of the repurchased amounts within our Condensed Consolidated Statements of Equity. The timing of repurchases under the program, as well as the number and value of shares repurchased under the program, will be determined by the Company at its discretion and will depend on a variety of factors, including the market price of our common stock, oil and gas commodity prices, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal requirements and other considerations. The exact number of shares to be repurchased by us is not guaranteed, and the program may be modified, suspended or discontinued at any time without prior notice. The Company is not obligated to repurchase any dollar amount or number of shares under the program.

For the three months ended March 31, 2025 and 2024, the Company repurchased 1,102,827 and 545,527 shares of its Class A Common Stock, respectively. The shares were recorded at a weighted average price of $20.19 and $23.77, respectively, upon repurchase by the Company, inclusive of third-party commissions. On May 7, 2025, Sitio’s Board of Directors extended the Share Repurchase Program with an additional authorization of $300.0 million of our Class A Common Stock and Sitio OpCo Partnership Units, resulting in $500.0 million total authorization.

Class A Treasury Shares

As of March 31, 2025, 5,327,641 shares of Class A Common Stock were held in treasury at a weighted average price of $22.20.

Class C Treasury Shares

As of March 31, 2025, 52,748 shares of Class C Common Stock were held in treasury at a weighted average price of $24.19.

Cash Dividends

The following table summarizes the quarterly dividends related to the Company’s quarterly financial results (in thousands, except per share data):

Quarter Ended	Quarterly Dividend per Class A Common Share	Class A Cash Dividends Paid	Payment Date	Stockholder Record Date
December 31, 2024	$0.41	$31,977	March 28, 2025	March 14, 2025
September 30, 2024	$0.28	$22,185	November 27, 2024	November 19, 2024
June 30, 2024	$0.30	$24,071	August 30, 2024	August 19, 2024
March 31, 2024	$0.41	$33,066	May 31, 2024	May 21, 2024

See “Note 15 – Subsequent Events” for additional information regarding cash dividends.

Earnings per Share

The following table sets forth the calculation of basic and diluted earnings per share for the periods indicated (in thousands, except per share data):

	For the Three Months Ended March 31,
	2025	2024
Numerator:
Net income attributable to Class A stockholders	$10,267	$8,468
Less: Earnings allocated to participating securities	(403)	(376)

Net income attributable to Class A stockholders - basic and diluted	$9,864	$8,092

Denominator:
Weighted average shares outstanding - basic	78,351	82,404
Effect of dilutive securities	193	—

Weighted average shares outstanding - diluted	78,544	82,404

Net income per common share - basic	$0.13	$0.10
Net income per common share - diluted	$0.13	$0.10

The Company had the following shares that were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented but could potentially dilute basic earnings per share in future periods (in thousands):

	Three Months Ended March 31,
	2025	2024
Unvested share-based compensation awards	490	1,656
Shares of Class C Common Stock if converted	73,391	74,878

Total	73,881	76,534

Diluted net income per share also excludes the effects of Sitio OpCo Partnership Units (and related Class C Common Stock) associated with the earn-out, which are convertible into Class A Common Stock, because they are considered contingently issuable shares and the conditions for issuance were not satisfied as of March 31, 2025.

Note 8. Noncontrolling Interest

Noncontrolling interest represents the 48.5% economic interest of Sitio OpCo Partnership Units not owned by Sitio in the consolidated balance sheets as of March 31, 2025. These interests are held in the form of Class C Common Stock and Sitio OpCo Partnership Units.

Note 9. Share-Based Compensation

The Sitio Royalties Corp. Long Term Incentive Plan (the “Plan”) is administered by the Compensation Committee of the Board (the “Compensation Committee”). As of March 31, 2025, a total of 4,982,342 shares of Class A Common Stock remain available for future grant under the Plan.

Share-based compensation expense is included in general and administrative expense in the accompanying unaudited condensed consolidated statements of operations.

The following table summarizes the share-based compensation expense recorded for each type of award for the three months ended March 31, 2025 and 2024 (in thousands):

	Three Months Ended March 31,
	2025	2024
RSUs	$2,122	$1,328
PSUs	3,619	2,537
DSUs	603	591
Sitio OpCo Restricted Stock Awards	555	561
RSUs Converted in the Brigham Merger	53	61
PSUs Converted in the Brigham Merger	22	26

Total	$6,974	$5,104

Restricted Stock Units

The following table summarizes activity related to unvested restricted stock units (“RSUs”) for the three months ended March 31, 2025.

	Restricted Stock Units
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2025	653,542	$22.34
Granted	218,918	20.00
Forfeited	—	—
Vested	(168,463)	22.73

Unvested at March 31, 2025	703,997	$21.47

As of March 31, 2025, there was approximately $13.3 million of unamortized equity-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted average period of approximately 1.6 years.

Deferred Share Units

The following table summarizes activity related to unvested deferred share units (“DSUs”) for the three months ended March 31, 2025.

	Deferred Share Units
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2025	50,720	$24.12
Granted	—	—
Forfeited	—	—
Vested	(25,360)	24.12

Unvested at March 31, 2025	25,360	$24.12

As of March 31, 2025, there was approximately $0.3 million of unamortized equity-based compensation expense related to unvested DSUs, which is expected to be recognized over a weighted average period of 0.1 years.

Performance Stock Units

The following table summarizes the assumptions used to determine the fair values of the performance stock units (“PSUs”):

Grant Year	Average Expected Volatility	Risk-Free Interest Rate	Expected Dividend Yield
2024	38.38% - 41.09%	4.23% - 4.48%	0.00%
2025	37.10%	3.95%	0.00%

The following table summarizes activity related to unvested PSUs for the three months ended March 31, 2025.

	Performance Stock Units
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2025	1,405,463	$28.20
Granted	632,691	21.18
Forfeited	(16,647)	25.13
Vested	—	—

Unvested at March 31, 2025	2,021,507	$26.03

As of March 31, 2025, there was approximately $26.9 million of unamortized equity-based compensation expense related to unvested PSUs, which is expected to be recognized over a weighted average period of 2.2 years.

Sitio OpCo Restricted Stock Awards

The following table summarizes activity related to unvested Sitio OpCo restricted stock awards (“RSAs”) for the three months ended March 31, 2025.

	Sitio OpCo Restricted Stock Awards
	Number of Shares	Grant Date Fair Value
Unvested at January 1, 2025	154,763	$29.12
Granted	—	—
Forfeited	—	—
Vested	—	—

Unvested at March 31, 2025	154,763	$29.12

As of March 31, 2025, there was approximately $2.7 million of unamortized equity-based compensation expense related to the unvested Sitio OpCo RSAs, which is expected to be recognized over a weighted average period of approximately 1.2 years.

Note 10. Derivative Instruments

Commodity Derivatives

The Company’s oil and gas swap contracts as of March 31, 2025 are summarized below:

	Oil (NYMEX WTI)
Remaining Term	Bbl per Day	Weighted Average Price per Bbl
April 2025 - June 2025	1,100	$74.65

The Company’s oil and gas two-way commodity collar contracts as of March 31, 2025 are summarized below:

	Oil (NYMEX WTI)
Remaining Term	Bbl per Day	Weighted Average Floor Price per Bbl	Weighted Average Ceiling Price per Bbl
April 2025 - June 2025	2,000	$60.00	$93.20

	Gas (NYMEX Henry Hub)
Remaining Term	MMBtu per Day	Weighted Average Floor Price per MMBtu	Weighted Average Ceiling Price per MMBtu
April 2025 - June 2025	11,600	$3.31	$10.34

Financial Summary

The following table presents a summary of the Company’s derivative instruments and where such values are recorded on the unaudited condensed consolidated balance sheets as of March 31, 2025 and December 31, 2024 (in thousands):

		March 31, 2025	December 31, 2024
	Balance sheet location	Fair value	Fair value
Asset derivatives not designated as hedges for accounting purposes:
Commodity contracts	Current assets	$472	$1,811
Commodity contracts	Long-term assets	—	—

Total asset derivatives		$472	$1,811

Liability derivatives not designated as hedges for accounting purposes:
Commodity contracts	Current liabilities	$—	$—
Commodity contracts	Long-term liabilities	—	—

Total liability derivatives		$—	$—

Net derivatives		$472	$1,811

The following table presents the gross fair values of recognized derivative assets and liabilities, the amounts offset under master netting arrangements with counterparties, and the resulting net amounts presented on the unaudited condensed consolidated balance sheets (in thousands):

	March 31, 2025			December 31, 2024
	Gross Fair Value	Gross Amounts Offset	Net Fair Value	Gross Fair Value	Gross Amounts Offset	Net Fair Value
Commodity derivative assets	$490	$(18)	$472	$1,916	$(105)	$1,811
Commodity derivative liabilities	(18)	18	—	(105)	105	—

The following table is a summary of derivative gains and losses, and where such values are recorded in the unaudited condensed consolidated statements of operations for the three months ended March 31, 2025 and 2024 (in thousands):

		Three Months Ended
	Statement of income location	March 31, 2025	March 31, 2024
Commodity derivatives losses	Other income (expense)	$(908)	$(10,050)

The fair values of commodity derivative instruments were determined using Level 2 inputs.

Note 11. Fair Value Measurement

The Company’s proved oil and gas properties are assessed for impairment on a periodic basis. If the Company’s proved properties are determined to be impaired, the carrying basis of the properties is adjusted down to fair value. This represents a fair value measurement that would qualify as a non-recurring Level 3 fair value measurement. No impairment of proved properties was recorded for the three months ended March 31, 2025 and 2024. If pricing conditions decline or are depressed, or if there is a decrease in estimated future production volumes, we may incur proved property impairments in future periods.

The fair value of the Company’s commodity derivative instruments (Level 2) was estimated using quoted forward prices for commodities, volatility factors, discounted cash flows and credit risk adjustments. See “Note 10 – Derivative Instruments” for further information on the fair value of the Company’s derivative instruments.

The fair value of debt outstanding pursuant to our 2028 Senior Notes was $618.7 million as of March 31, 2025 and December 31, 2024 based on quoted prices for markets that are not active (Level 2). The fair value of debt outstanding pursuant to our Sitio Revolving Credit Facility was $486.2 million as of March 31, 2025 and $487.8 million as of December 31, 2024. The carrying amount of debt outstanding pursuant to the Sitio Revolving Credit Facility approximates fair value as the borrowings bear interest at variable rates and are reflective of market rates (Level 2).

Mineral assets not acquired through a business combination are measured at fair value on a nonrecurring basis on the acquisition date. The original purchase price of mineral assets is allocated between proved and unproved properties based on the estimated relative fair values. Inputs used to determine such fair values are primarily based upon internally-developed engineering and geology models, publicly-available drilling disclosures, a risk-adjusted discount rate, and publicly-available data regarding mineral transactions consummated by other buyers and sellers (Level 3).

PSU awards are valued utilizing the Monte Carlo simulation pricing model, which calculates multiple potential outcomes for an award and establishes a grant date fair value based on the most likely outcome. The inputs for the Monte Carlo model are designated as Level 2 within the valuation hierarchy. See “Note 9 – Share-Based Compensation” for further information on the fair value of the Company’s PSU awards.

Note 12. Income Taxes

The Company recorded income tax expense of $6.8 million and $2.8 million for the three months ended March 31, 2025 and 2024, respectively. Our provisions for income taxes differ from amounts that would be provided by applying the U.S. federal statutory tax rate of 21% to pre-tax book income primarily due to (i) the portion of pre-tax income that is attributable to our non-controlling interest holders which is not taxable to the Company; (ii) share-based compensation expense: (iii) other permanent differences; and (iv) state income taxes.

Note 13. Commitments and Contingencies

From time to time, the Company may be involved in various legal proceedings, lawsuits, and other claims in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Management does not believe that the resolution of these matters will have a material adverse impact on the Company’s financial condition, results of operations, or cash flows.

Note 14. Segments

Sitio’s chief operating decision maker (“CODM”) is the executive leadership team that includes the chief executive officer, chief financial officer, and each of our executive vice presidents. The executive leadership team manages the business as a whole and assesses financial performance as a single enterprise and not on an area-by-area basis. Therefore, the Company identified one reportable segment: oil and natural gas minerals. The CODM assesses performance of the oil and natural gas minerals segment and decides how to allocate resources based on net income and income from operations that is reported on the condensed consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM evaluates significant expenses and assets based off the consolidated financial statements and does not further disaggregate expenses or assets in deciding how to allocate resources and assess performance.

Note 15. Subsequent Events

Management has evaluated all subsequent events from the balance sheet date through the date these financial statements were available to be issued for disclosure or recognition within these financial statements and no items requiring disclosure were identified except for the events identified below.

Cash Dividends

On May 7, 2025, Sitio’s Board of Directors declared a cash dividend of $0.35 per share of Class A Common Stock with respect to the first quarter of 2025. The dividend is payable on May 30, 2025 to the stockholders of record at the close of business on May 20, 2025.

Share Repurchase Program

From April 1, 2025 through May 2, 2025, the Company repurchased 486,680 shares of its Class A Common Stock. The shares were repurchased at a weighted average price of $16.17 per share, inclusive of third-party commissions. On May 7, 2025, Sitio’s Board of Directors extended the Share Repurchase Program with an additional authorization of $300.0 million, resulting in $500.0 million total authorization.